EXHIBIT 99.2

Laurel Networks, Inc.

Audited Consolidated Financial Statements

Years ended July 31, 2004 and 2003

Report of Independent Auditors

Board of Directors
Laurel Networks, Inc.

We have audited the accompanying consolidated balance sheets of Laurel Networks, Inc. as of July 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Laurel Networks, Inc. at July 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

October 29, 2004

Laurel Networks, Inc.
Consolidated Balance Sheets

	July 31,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$9,990,102	$9,642,204
Accounts receivable	2,360,404	939,141
Inventories, net	4,432,068	4,581,983
Prepaid expenses	225,888	216,681
Other current assets	357,456	341,597
Total current assets	17,365,918	15,721,606
Other assets	129,042	257,487
Property and equipment	12,295,200	10,081,587
Accumulated depreciation	(9,427,401)	(6,998,863)
	2,867,799	3,082,724
Total assets	$20,362,759	$19,061,817
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$505,010	$734,418
Accrued payroll and compensation	789,851	990,107
Accrued warranty	226,493	205,535
Deferred revenue	261,715	138,078
Accrued liabilities	1,125,358	305,056
Current maturities of long-term obligations	-	1,761,447
Total current liabilities	2,908,427	4,134,641
Long-term liabilities:
Deferred revenue	214,619	98,662
Other long-term liabilities	200,000	200,000
Total long-term liabilities	414,619	298,662
Stockholders’ equity:
Series A-1 convertible preferred stock, $0.001 par value—7,833,334 shares authorized, issued, and outstanding (liquidation preference and
participation rights: $23,750,000)	7,833	7,833
Series A-2 convertible preferred stock, $0.001 par value—2,391,222 shares authorized; 2,292,275 shares issued and outstanding (liquidation
preference and participation rights: $6,949,982)	2,292	2,292
Series B convertible preferred stock, $0.001 par value—11,346,874 shares authorized, issued, and outstanding (liquidation preference and
participation rights: $175,000,000)	11,347	11,347
Series C convertible preferred stock, $0.001 par value—24,248,426 shares authorized, issued, and outstanding (liquidation preference and
participation rights: $51,250,000)	24,248	-
Common stock, $.001 par value—129,859,918 shares authorized;
23,089,409 and 18,596,999 shares issued and outstanding	23,089	18,597
Additional paid-in capital	102,814,116	82,520,893
Preferred stock warrants	32,652	32,652
Treasury stock	-	(32,600)
Accumulated other comprehensive income	1,761	1,848
Accumulated deficit	(85,877,625)	(67,934,348)
Total stockholders’ equity	17,039,713	14,628,514
Total liabilities and stockholders’ equity	$20,362,759	$19,061,817

See accompanying notes.

Laurel Networks, Inc.
Consolidated Statements of Operations

	Years ended July 31,
	2004	2003

Revenues	$11,262,391	$6,186,752
Cost of revenues	7,395,786	5,996,678
Gross profit	3,866,605	190,074

Operating expenses
Research and development	13,758,472	14,418,699
Sales and marketing	6,512,074	6,288,771
General and administrative	1,581,594	1,716,215
Total operating expenses	21,852,140	22,423,685

Operating loss	(17,985,535)	(22,233,611)

Interest income (expense), net	42,258	(155,992)
Net loss	$(17,943,277)	$(22,389,603)

See accompanying notes.

Laurel Networks, Inc.
Consolidated Statements of Stockholders' Equity
Years ended July 31, 2004 and 2003

	Series A-1 Convertible		Series A-2 Convertible		Series B Convertible		Series C Convertible
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at July 31, 2002	7,833,334	$7,833	2,292,275	$2,292	11,346,874	$11,347	-	$-
Purchase of treasury stock	-	-	-	-	-	-	-	-
Reissue of treasury stock	-	-	-	-	-	-	-	-
Realized loss on investments	-	-	-	-	-	-	-	-
Foreign translation gain	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-
Total other comprehensive loss	-	-	-	-	-	-	-	-
Balance at July 31, 2003	7,833,334	7,833	2,292,275	2,292	11,346,874	11,347	-	-
Issuance of Series C convertible
preferred stock, net of issuance
costs of $643,850	-	-	-	-	-	-	24,248,426	24,248
Purchase of treasury stock	-	-	-	-	-	-	-	-
Reissue of treasury stock	-	-	-	-	-	-	-	-
Deferred stock-based compensation	-	-	-	-	-	-	-	-
Options exercised	-	-	-	-	-	-	-	-
Foreign translation gain	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-
Total other comprehensive loss	-	-	-	-	-	-	-	-
Balance at July 31, 2004	7,833,334	$7,833	2,292,275	$2,292	11,346,874	$11,347	24,248,426	$24,248

See accompanying notes.

Laurel Networks, Inc.
Consolidated Statements of Stockholders' Equity (cont’d)
Years ended July 31, 2004 and 2003

							Accumulated
			Additional	Preferred			Other
	Common Stock		Paid-in	Stock	Treasury Stock		Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Capital	Warrants	Shares	Amount	Income (Loss)	Deficit	Equity

Balance at July 31, 2002	18,596,999	$18,597	$82,520,893	$32,652	(145,687)	$(22,975)	$21,111	$(45,544,745)	$37,047,005
Purchase of treasury stock	-	-	-	-	(240,700)	(12,385)	-	-	(12,385)
Reissue of treasury stock	-	-	-	-	3,000	2,760	-	-	2,760
Realized loss on investments	-	-	-	-	-	-	(21,111)	-	(21,111)
Foreign translation gain	-	-	-	-	-	-	1,848	-	1,848
Net loss	-	-	-	-	-	-	-	(22,389,603)	(22,389,603)
Total other comprehensive loss	-	-	-	-	-	-	-	-	(22,408,866)
Balance at July 31, 2003	18,596,999	18,597	82,520,893	32,652	(383,437)	(32,600)	1,848	(67,934,348)	14,628,514
Issuance of Series C convertible
preferred stock, net of issuance
costs of $643,850	-	-	19,831,902	-	-	-	-	-	19,856,150
Purchase of treasury stock	-	-	-	-	(38,629)	(3,129)	-	-	(3,129)
Reissue of treasury stock	-	-	6,477	-	422,066	35,729	-	-	42,206
Deferred stock-based compensation	-	-	10,095	-	-	-	-	-	10,095
Options exercised	4,492,410	4,492	444,749	-	-	-	-	-	449,241
Foreign translation gain	-	-	-	-	-	-	(87)	-	(87)
Net loss	-	-	-	-	-	-	-	(17,943,277)	(17,943,277)
Total other comprehensive loss	-	-	-	-	-	-	-	-	(17,943,364)
Balance at July 31, 2004	23,089,409	$23,089	$102,814,116	$32,652	-	$-	$1,761	$(85,877,625)	$17,039,713
See accompanying notes.

Laurel Networks, Inc.
Consolidated Statements of Cash Flows

	Years ended July 31,
	2004	2003

Cash flows from operating activities
Net loss	$(17,943,277)	$(22,389,603)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,436,395	3,161,880
Loss on disposal of property, equipment and purchased software	538	13,735
Deferred stock-based compensation	10,095	-
Noncash interest expense	-	10,884
Changes in operating assets and liabilities:
Accounts receivable	(1,421,263)	(366,916)
Inventories	149,915	1,052,617
Prepaid expenses	(9,207)	(101,462)
Other current assets	(15,859)	(44,173)
Other assets	128,445	118,308
Accounts payable	(229,408)	(142,035)
Accrued payroll and compensation	(200,256)	112,859
Accrued warranty	20,958	37,086
Deferred revenue	239,594	236,740
Accrued liabilities	820,302	5,919
Net cash used in operating activities	(16,013,028)	(18,294,161)

Cash flows from investing activities
Acquisitions of property and equipment	(2,222,008)	(768,678)
Purchase of short-term investments	(12,924,176)	(2,988,553)
Sale of short-term investments	12,924,089	11,053,450
Net cash (used in) provided by investing activities	(2,222,095)	7,296,219

Cash flows from financing activities
Net proceeds from issuance of convertible preferred stock	19,856,150	-
Proceeds from issuance of common stock	491,447	2,760
Purchase of treasury stock	(3,129)	(12,385)
Principal payments on long-term obligations	(1,761,447)	(2,066,517)
Net cash provided by (used in) financing activities	18,583,021	(2,076,142)

Net increase (decrease) in cash and cash equivalents	347,898	(13,074,084)
Cash and cash equivalents at beginning of year	9,642,204	22,716,288
Cash and cash equivalents at end of year	$9,990,102	$9,642,204

Supplemental disclosure of cash flow information
Cash paid for interest	$391,307	$586,378

See accompanying notes.

Laurel Networks, Inc.

Notes to Consolidated Financial Statements

Years ended July 31, 2004 and 2003

1. Description of Business

Laurel Networks, Inc. (the Company) was founded in 1999 to modernize the data service architectures of the world’s largest carrier networks with its innovative IP-based multi-service data delivery solutions. Laurel Networks is a provider of service edge routers combining internet class routing, Layer 2 switching and broadband subscriber management with the sophisticated QoS, high availability and integrated management needed to deliver advanced services with non-stop performance. Its products enable customers to deliver next-generation high-growth business and consumer services including value-added Internet, VPNs, switched services, voice-over-IP, video-on-demand and advanced broadband. The Company sells and markets its products through its direct sales organization and value-added resellers.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated. Unless otherwise noted, references to 2004 and 2003 refer to the years ended July 31, 2004 and 2003, respectively.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Cash equivalents consist primarily of commercial paper and money market accounts.

Receivables

Accounts receivable are recorded at the fair value of the products sold or services delivered to the customer. Customer accounts are charged off when management determines that collection of amounts owed is not reasonably expected.

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Concentrations

The Company’s net revenues for the years ended July 31, 2004 and 2003, were derived from the sale of the ST200. For 2004, four customers accounted for 93% of net product revenues and, in 2004, one customer accounted for 42% of net product revenues. Net revenues outside of the United States accounted for 35% and 60% for 2004 and 2003, respectively. As of July 31, 2004, three customers accounted for 82% of total accounts receivable and as of July 31, 2003, one customer accounted for 99% of total accounts receivable.

The Company relies on sole suppliers for certain of its components. Additionally, the Company relies on two independent contract manufacturers for all of its production.

Investments

The Company’s investments are comprised of corporate debt securities. Investments with maturities from date of purchase of more than three months but less than one year are considered to be short-term. The Company classifies, at the date of purchase, its marketable securities as available for sale. Unrealized gains and losses on these investments are included as a separate component of accumulated other comprehensive income. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income. Interest on all securities are included in interest income.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, first-in, first-out basis. The Company regularly reviews inventory quantities on hand and inventory commitments with suppliers, and records a provision for excess and obsolete inventory based primarily on future demand forecasts. In addition, the Company records a provision for demonstration systems based on an estimated useful life of 24 months.

Property, Equipment and Purchased Software

Property, equipment and purchased software, including equipment leased under capital leases, are recorded at cost and depreciated using the straight-line method over the lesser of the estimated useful life, generally two to five years, or the lease term of the respective assets. Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred.

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured, unless the Company has future obligations for network interoperability or customer acceptance, in which case revenue and related costs are deferred until those obligations are met. Revenue from service obligations is deferred and recognized on a straight-line basis over the contractual period. The Company accrues for sales returns and other allowances based on its best estimate of future returns and other allowances.

Warranty Reserves

The Company generally offers a one-year warranty on all of its products. In connection with the sale of products, the Company records a provision for estimated warranty costs expected to be incurred after the sale or delivery of product for deficiencies as required under specific product warranty provisions. The amount of liability is determined based on management’s best estimates of future warranty costs after considering historical and projected product failure rates and product repair costs.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Foreign Currency

The functional currency for the Company’s foreign operations is the local currency. Monetary assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at exchange rates in effect as of the balance sheet date, and revenue and expenses are translated at the average exchange rates for the period. Foreign exchange gains and losses, which are not significant, are included in the results of operations. Translation gains and losses are included in other comprehensive loss.

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Long-Lived Assets

The Company evaluates the carrying value of long-lived assets for potential impairment on an ongoing basis. If factors indicated that long-lived assets could be impaired, the Company would use an estimate of the related undiscounted future cash flows over the remaining life of the long-lived asset in measuring whether the long-lived asset is recoverable. If such an analysis indicated that impairment had occurred, the Company would adjust the book value of the long-lived asset to estimated fair value.

Research and Development

Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Software development costs are capitalized beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers provided recoverability is reasonably assured. For the years ended July 31, 2004 and 2003, no costs were eligible for capitalization because technological feasibility was concurrent with general release of the product and thus, the Company has charged its software development costs to research and development expense in the accompanying consolidated statements of operations.

Advertising Costs

The Company expenses advertising costs in the period in which they are incurred. Advertising costs for the years ended July 31, 2004 and 2003, were $244,827 and $303,748, respectively, and are included as a component of sales and marketing costs in the accompanying statements of operations.

Stock Compensation

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (FASB 148). FASB 148 permits the Company to continue accounting for stock-based compensation as set forth in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued Using the Intrinsic Value Method to Employees (APB 25), provided the Company discloses the pro forma effect on net income of adopting the full provisions of FASB 148.

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Accordingly, the Company continues to account for stock-based compensation under APB 25 and has provided the required pro forma disclosures in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as follows (see Note 10 for further information):

	July 31,
	2004	2003
Net loss:
As reported	$(17,943,277)	$(22,389,603)
Less stock-based compensation expense included in reported net loss	10,095	-
Add stock-based compensation expense determined under fair-value method for all awards	(254,934)	(218,338)
Pro forma	$(18,188,116)	$(22,607,941)

The fair value of stock options is estimated using the Black-Scholes option pricing model with the following assumptions for 2004 and 2003: volatility .81 and .91, dividend yield of 0%, assumed forfeiture rate of 0% per share, an expected life of five years, and average risk-free interest rate of 4.39% and 1.86%, respectively.

3. Inventories

Inventories consist of the following, net of allowances for obsolete, excess, and demonstration equipment of $2,103,926 and $1,475,133, respectively:

	July 31,
	2004	2003

Raw materials	$695,292	$126,276
Finished goods	2,933,089	3,262,804
Demonstration systems	803,687	1,192,903
Total	$4,432,068	$4,581,983

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

4. Property, Equipment, and Purchased Software

Property, equipment, and purchased software consist of the following:

	July 31,
	2004	2003

Computer hardware	$6,778,161	$5,782,743
Purchased software	1,030,443	1,020,416
Production, engineering, and other equipment	3,362,916	2,180,476
Furniture and fixtures	640,948	634,302
Leasehold improvements	482,732	463,650
	12,295,200	10,081,587
Less accumulated depreciation	(9,427,401)	(6,998,863)
Property, equipment and purchased software, net	$2,867,799	$3,082,724

Depreciation expense was $2,436,395 and $3,161,880 for the years ended July 31, 2004 and 2003, respectively.

5. Warranty Reserve

Activity in the warranty reserve is as follows:

Warranty Reserve

Balance at July 31, 2002	$168,449
Charged to expense	98,912
Actual costs	(61,826)
Balance at July 31, 2003	205,535
Charged to expense	159,807
Actual costs	(138,849)
Balance at July 31, 2004	$226,493

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

6. Commitments and Contingencies

The Company leases its facilities under an operating lease that expires in May 2006. Rent expense for the years ended July 31, 2004 and 2003, was $762,563 and $755,528, respectively. The Company has an option to renew its facilities lease for an additional three years at substantially the same terms, subject to certain conditions.

Future minimum payments under noncancelable operating leases as of July 31, 2004, are as follows:

Operating
Leases

2005	$669,509
2006	557,924
Total minimum lease payments	$1,227,433

The Company outsources the manufacture and assembly of its products. During the normal course of business, in order to maintain competitive lead times for customers and adequate components supply, the Company enters into agreements with certain suppliers to procure inventory based upon criteria as defined by the Company. In certain instances, the agreements allow the Company the option to cancel, reschedule, and adjust the Company’s requirements based on its business needs prior to firm orders being placed. Consequently, only a portion of the Company’s reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. As of July 31, 2004, the Company had total purchase commitments for inventory of approximately $9.0 million.

7. Long-Term Obligations

Long-term obligations consist of the following:

	July 31,
	2004	2003

Capital leases	$-	$487,772
Term loans	-	1,273,675
Less current portion	-	(1,761,447)
Long-term portion	$-	$-

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

7. Long-Term Obligations (continued)

The capital leases and term loans were paid off during the fiscal year ended July 31, 2004. In connection with the previous master lease agreement, the lender was granted warrants to purchase 98,947 shares of Series A-2 Convertible Preferred Stock, as discussed in Note 9. In addition, the Lender (or affiliates of Lender) exercised its right to purchase $500,000 of convertible preferred stock in the Company’s Series B round of financing, as discussed in Note 9. The terms and conditions of the exercise were the same as other preferred investors in the Series B round of financing.

8. Income Taxes

Gross deferred tax assets at July 31, 2004 and 2003, were $34,484,096 and $28,393,700, respectively. The deferred tax assets primarily relate to net operating loss carryforwards.

Net operating loss carryforwards totaling approximately $117,407,030 begin to expire in 2020 for federal purposes. For Pennsylvania state income tax purposes, the net operating loss carryforward may be utilized in the amount of $2,000,000 each year until its expiration in 2023. At July 31, 2004 and 2003, a valuation reserve in the amount of $34,484,096 and $28,393,700, respectively, has been recorded, as management has determined that it is currently more likely then not that any portion of these benefits will be realized. Accordingly, no income tax benefit is recorded in the accompanying consolidated statements of operations.

9. Stockholders’ Equity

As of July 31, 2004, the authorized capital stock of the Company consists of 129,859,918 shares of common stock, par value $.001 per share, and 45,819,856 shares of convertible preferred stock, par value $.001 per share.

Common Stock

As of July 31, 2004, 23,089,405 shares of common stock were issued and 106,770,513 shares of common stock were reserved for future issuance of stock options under the Company’s 1999 and 2004 Stock Incentive Plans, conversion of preferred stock, and conversion of preferred stock issuable upon exercise of warrants.

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

9. Stockholders’ Equity (continued)

Convertible Preferred Stock

Convertible preferred stock authorized, issued, and outstanding is as follows:

		Shares Issued and Outstanding
	Shares	July 31,
	Authorized	2004	2003

Series A-1	7,833,334	7,833,334	7,833,334
Series A-2	2,391,222	2,292,275	2,292,275
Series B	11,346,874	11,346,874	11,346,874
Series C	24,248,426	24,248,426	-
Total preferred stock	45,819,856	45,720,909	21,472,483

On February 24, 2000, the Company issued 7,833,334 of Series A-1 Preferred Stock for net proceeds of $9,485,000 at a price of $1.21 per share. On February 24, 2000, the Company issued 2,292,275 of Series A-2 Preferred Stock for net proceeds of $2,780,734 at price of $1.21 per share. Issuance costs of $93,217 resulted from 1,174,999 shares of common stock issued in connection with the Series A-2 Preferred Stock at a price below the then-fair market value of common stock. For the period from November 2000 through August 2001, the Company issued 11,346,874 of Series B Preferred Stock for net proceeds of $69,916,704 at a price of $6.17 per share. In September 2003, the Company issued 24,248,426 shares of Series C Convertible Preferred Stock at $.85 per share, resulting in net cash proceeds of $19,856,150.

Dividends

The holders of shares of Series A-1, Series A-2, Series B, and Series C are entitled to receive cash dividends of $.10, $.10, $.49 and $.07, respectively, per share per annum (as adjusted for any stock dividend, combination, split, or other recapitalization affecting such shares), payable when and if declared by the Board of Directors, and shall be noncumulative. As of July 31, 2004, no dividends have been declared or paid.

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

9. Stockholders’ Equity (continued)

Voting Rights

Each holder of outstanding shares of preferred stock shall be entitled to the number of votes equal to the number of whole shares of common stock into which they are convertible. The holders of the Company’s preferred stock are entitled to vote as separate classes in certain circumstances.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A-1, Series A-2, Series B, and Series C have a preference in liquidation over the common stockholders equal to the Original Issue Price per share of such stock (as adjusted for any stock dividend, combination, split, or other recapitalization affecting such shares) plus any declared and unpaid dividends. If the assets of the Company are not sufficient to fulfill the liquidation amount, the preferred stockholders will share in the distribution of the assets on a pro rata basis based on the liquidation amount of such stock. In addition, subject to their respective caps, each series of preferred stock will participate in distribution of assets with the common stock. The participation right will eliminate on a qualified financing as defined in the certificate of incorporation.

Conversion

Each share of preferred stock is convertible at any time at the option of the holder into 1.35 shares of common stock for Series A-1, 1.5 shares of common stock for Series A-2, 1.43 shares of common stock for Series B, and .99 shares of common stock for Series C, adjustable for dilutive events, as defined. In addition, each series of preferred stock will automatically be converted into common stock at the then-effective conversion rate (i) upon the agreement of holders of a majority of the outstanding shares of each series; (ii) upon the closing of a firmly underwritten public offering in which the price per share is at least five (5) times the Original Issuance Price for the holders of Series A Preferred Stock or two and one half (2½) times the Original Issuance Price for the holders of Series B and Series C Preferred Stock, and the gross cash proceeds are at least $15,000,000 to the Company in the case of Series A Preferred Stock, $50,000,000 in the case of Series B Preferred Stock, or $40,000,000 in the case of Series C Preferred Stock.

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

9. Stockholders’ Equity (continued)

Preferred Stock Warrants
In connection with the master lease agreement, the Company issued warrants to purchase 98,947 shares of Series A-2 Convertible Preferred Stock to the Lender (see Note 7). The warrants, all of which are exercisable as of August 11, 2000, have an exercise price of $1.21 per share. The warrants expire in August 2005. The deemed fair market value of these warrants using the Black-Scholes option-pricing model was recorded as a reduction in the related debt issuance and is being amortized over three years (term of master lease agreement).

The Company recorded expense totaling $10,095 during fiscal 2004, related to the issuance of stock options to nonemployees. The valuation of the stock options granted during 2004 was calculated using the Black-Scholes option pricing model with the following assumptions: volatility of 81%, dividend yield of 0.0%, assumed forfeiture rate of 0.0%, an expected life of 10 years, and an average risk-free interest rate of 4.39%.

Certain key employees are eligible to participate in any future sale of the Company through the establishment of a bonus pool based upon total proceeds paid for the Company. The participation is subject to minimum considerations received by the Company.

10. Stock Incentive Plan

1999 Stock Plan

In November 1999, the Company’s Board of Directors and stockholders approved the adoption of the 1999 Stock Incentive Plan (1999 Stock Plan). Under the terms of the 1999 Stock Plan, the Company may make awards with respect to up to 8,625,000 shares of common stock to employees, officers, directors, consultants, and advisors. Such awards may be shares of restricted common stock or options to purchase common stock (such options may be converted to restricted common stock prior to vesting and the restrictions on such shares of restricted common stock lapse over the original option vesting period). In August 2000, the 1999 Stock Plan was amended to provide that the maximum number of shares increase by 2,700,000 shares to 11,325,000 shares. In April 2004, the 1999 Stock Plan was terminated; however, the options granted and outstanding under the 1999 Stock Plan (that were not part of the Stock Option Exchange Program) shall not be affected by the termination of the 1999 Stock Plan, but the rights represented thereby shall continue in full force and effect in accordance with the provisions of the stock option agreements evidencing such options.

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

10. Stock Incentive Plan (continued)

2004 Stock Plan

In January 2004, the Company’s Board of Directors and stockholders approved the adoption of the 2004 Stock Incentive Plan (2004 Stock Plan). Under the terms of the 2004 Stock Plan, the Company may make awards to employees, officers, directors, consultants, and advisors with respect to up to 8,000,000 shares of common stock, options to purchase common stock and the issuance of stock options available for grant under the 2004 Stock Plan by reason of termination of certain unexercised stock options under the 1999 Stock Plan (see below). Such awards may be shares of restricted common stock or options to purchase common stock (such options may be converted to restricted common stock prior to vesting and the restrictions on such shares of restricted common stock lapse over the original option vesting period).

Stock Option Exchange Program

On September 15, 2003, the Company announced a voluntary stock option exchange program for its employees. Under the program, Laurel Networks’ employees were given the opportunity, if they chose, to cancel certain outstanding stock options previously granted to them under the 1999 Stock Plan with an exercise price greater than $.10 in exchange for an equal number of replacement options to be granted at a future date, at least six months and one day from the cancellation date, which was October 10, 2003. Options granted to certain employees in 2003 were not eligible for exchange and, if an employee who received such grants elected to participate in the exchange program, those options were cancelled in their entirety as a condition to exchanging eligible options for replacement options. In addition, those employees electing to participate in the exchange program were required to exchange all options granted to such employees during the six-month period prior to the cancellation date (except for those options grants canceled as described above). Under the exchange program, options for 844,945 shares of the Company’s common stock were tendered and cancelled, of which 697,945 were eligible for replacement option grants. On April 27, 2004, each participant employee received, for each eligible option included in the exchange, a one-for-one replacement option. The exercise price of each replacement option was the fair market value of the Company’s common stock on date of grant. The replacement options had terms and conditions that are substantially the same as those of the cancelled options. The exchange program did not result in any additional compensation charges.

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

10. Stock Incentive Plan (continued)

The following table summarizes restricted stock activity under all stock option plans during the two years ended July 31, 2004:

Number of Shares

Balance outstanding at July 31, 2002	8,276,313
Options converted to restricted stock through exercise of stock options	3,000
Repurchase of restricted stock	(240,750)
Balance outstanding at July 31, 2003	8,038,563
Options converted to restricted stock through exercise of stock options	4,372,581
Repurchase of restricted stock	(38,629)
Balance outstanding at July 31, 2004	12,372,515

Vested at July 31, 2004	8,012,270

The exercise price of options under all stock option plans are granted at an exercise price of not less than the fair value of the common stock on the date of grant as determined by management and the Board of Directors. The weighted-average fair value of the stock options is $0.10 and $0.71 per share on their grant dates for 2004 and 2003, respectively.

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

10. Stock Incentive Plan (continued)

The following table summarizes stock option activity under all stock option plans during the three years ended July 31, 2004:

	Number of	Range of Exercise	Weighted Average Exercise
	Shares	Prices	Price

Balance outstanding at July 31, 2002	2,571,812	$.08 - $.92	$.90
Options granted	224,000	.10 - .92	.67
Options exercised through conversion to restricted stock	(3,000)	.92	.92
Options canceled during the period	(945,562)	.92	.92
Balance outstanding at July 31, 2003	1,847,250	.08 - .92	.90
Granted	10,655,445.10		.10
Options exercised through conversion to restricted stock	(4,372,581)	.10	.10
Options exercised	(541,891)	.10	.10
Options canceled during the period	(2,126,008)	.92	.92
Balance outstanding at July 31, 2004	5,462,215	.08 - .10	.10
Exercisable at July 31, 2004	971,066	$.08 - $.10	$.10

The weighted-average contractual life of the stock options outstanding as of July 31, 2004, is approximately 9.6 years.

11. Retirement Plan

The Company has a 401(k) plan (the Plan) covering all of its employees subject to certain service requirements. Under the provisions of the Plan, participants may contribute up to 20% of their eligible compensation to the Plan. The Company did not contribute to the Plan during the years ended July 31, 2004 and 2003.

12. Subsequent Events

On September 2, 2004, the Company signed an irrevocable standby letter of credit in the amount of $926,000 for the purchase of inventory. The letter of credit is collateralized by a certificate of deposit. The inventory is scheduled for delivery in the next fiscal year.

Laurel Networks, Inc.

Notes to Consolidated Financial Statements (continued)

12. Subsequent Events (continued)

On October 29, 2004, the Company sold convertible promissory notes in the aggregate amount of $6.0 million to certain existing investors (the bridge financing). The notes bear interest at the rate of 2.37% per annum and mature on October 29, 2005. The Company will use the proceeds for general working capital purposes.

The notes automatically convert into shares of the class of the Company’s capital stock sold at the closing of an equity financing of at least $5.2 million (qualified financing) and, if no qualified financing has occurred by the close of business on November 30, 2004, then the notes automatically convert into shares of the class of the Company’s capital stock sold at the closing of an equity financing of at least $7.0 million prior to October 29, 2005 (next financing). The number of shares of the Company’s capital stock to be issued upon such conversion shall equal the principal amount of the note together with interest accrued but unpaid thereon divided by the price per share of the securities issued and sold in the qualified financing or next financing, as the case may be.

The Company issued warrants to the investors in connection with the bridge financing (the financing warrants). If a qualified financing does not occur on or before November 30, 2004, the warrants are exercisable for shares of the class of capital stock sold in the next financing. Commencing on December 1, 2004, the warrants accrue at the rate of 15% of the principal amount of the notes plus 0.0033333% of such principal amount for each day that elapses from December 1, 2004, until the earlier of the closing of the next financing or the date on which the convertible notes are prepaid (the accrued percentage). In no event shall the accrued percentage of the notes exceed 50%.

In connection with the bridge financing, the Company granted the investors a security interest in certain assets of the Company (including equipment, inventory, intellectual property, and other general intangibles), such security interest to be effective on January 1, 2005.

In the event that there is a change in control prior to the maturity of the notes and the Company has not then completed a qualified financing or a next financing, the maturity date of the notes shall accelerate to the date of the closing of such change in control. In addition, in the event that (i) the Company does not complete a qualified financing or a next financing on or before October 29, 2005, or (ii) the Company does not complete a qualified financing on or before November 30, 2004, and there is a change in control prior to October 29, 2005, the financing warrants shall be terminated and the Company shall issue in lieu thereof warrants for the number of shares of the Company’s Series C Convertible Preferred Stock as determined by dividing the accrued percentage of the notes by the Original issue Price of Series C Preferred Stock.